# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solaris Resources Inc., CIK 0002019103
CUSIP: 83419D201
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Neuhofstrasse 5A, Baer, Switzerland (V8), 6340
Date of event which requires filing of this statement: 01/01/2025
Amends the filing with accession number 0000912282-24-000498
Filed by CIK 0002021311
Persons authorized to receive notices and communications: Richard Warke, Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Ozama Investment LP (CIK 0002021311): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: working capital (WC), other (OO); sole voting power 58,543,977; shared voting power 0; sole dispositive power 58,543,977; shared dispositive power 0; aggregate amount beneficially owned 58,543,977 (35.85% of the class)
  Comment: The percentage reported in Item 13 is calculated based upon 163,316,994 outstanding shares of Solaris Resources Inc., as of January 2, 2025.
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 61,279,511; shared voting power 0; sole dispositive power 61,279,511; shared dispositive power 0; aggregate amount beneficially owned 61,279,511 (37.05% of the class)
  Comment: The number of shares reported in Items 7, 9, and 11 includes (i) 322,662 common shares and 2,075,000 fully vested options to purchase common shares held directly by Richard Warke, (ii) 26,335 common shares held by Augusta Capital Corporation ("Augusta Capital"), (iii) 109,500 common shares held by Augusta Investments Inc. ("Augusta Investments"), (iv) 58,543,977 common shares held by Augusta Ozama Investment Limited Partnership, and (v) 202,037 common shares held by Ozama River Corp. ("Ozama"). Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama Investment Limited Partnership, and Ozama. Beneficial ownership does not include 400,000 Options granted on September 18, 2024 which are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028.
  
  The percentage reported in Item 13 is calculated on a partially diluted basis based upon 163,316,994 outstanding shares of Solaris Resources Inc., as of January 2, 2025, plus 2,075,000 options to purchase common shares held by Richard Warke, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Solaris Resources Inc.
Address of issuer's principal executive offices: Neuhofstrasse 5A, Baer, Switzerland (V8), 6340

## Item 2. Identity and Background
Name of person filing: Richard Warke
Present principal occupation or employment: Richard Warke is a director of the Issuer. He resigned as Executive Chairman of the Issuer effective January 1, 2025.

## Signatures
- Augusta Ozama Investment LP: Richard W. Warke, Richard W. Warke, Director of Augusta Capital GP Inc., the General Partner of Augusta Ozama Investment LP (01/03/2025)
- Warke Richard W: Richard W. Warke, Richard W. Warke (01/03/2025)